SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K
                         ANNUAL REPORT
                Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934





         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1998

                               OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from __________ to __________




                Commission File Number 001-01430




          A.  Full title of the plan:

                    REYNOLDS METALS COMPANY
                          SAVINGS PLAN
                      FOR HOURLY EMPLOYEES


          B.  Name of issuer of the securities held
              pursuant to the plan and the address of
              its principal executive office:

                    REYNOLDS METALS COMPANY
                     6601 West Broad Street
                        P. O. Box 27003
                 Richmond, Virginia 23261-7003

                      REQUIRED INFORMATION

    FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBITS



FINANCIAL STATEMENTS

                                                         Page No.
                                                         --------

Report of Ernst & Young LLP, Independent Auditors.........   F-1

Audited Financial Statements

 Statements of Net Assets Available for
   Plan Benefits, with Fund Information...................   F-2
 Statement of Changes in Net Assets Available
   for Plan Benefits, with Fund Information...............   F-4
 Notes to Financial Statements............................   F-5

Supplemental Schedule.....................................   F-12

 Line 27b-Schedule of Loans or Fixed Income Obligations...   F-13

EXHIBITS

 Exhibit A   Consent of Ernst & Young LLP, Independent Auditors

                           SIGNATURES


          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Reynolds Metals Company, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              REYNOLDS METALS COMPANY
                              SAVINGS PLAN FOR HOURLY EMPLOYEES



                              By: /s/ F. Robert Newman
                                ---------------------------------
                                  F. Robert Newman
                                  Vice President, Human Resources
                                  Reynolds Metals Company and
                                  Member, Plan Committee for Hourly
                                   Savings Plan


DATE:  June 23, 1999

      Report of Ernst & Young LLP, Independent Auditors


Board of Directors
Reynolds Metals Company

We have audited the accompanying statements of net assets available for plan benefits of the Reynolds Metals Company Savings Plan for Hourly Employees as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the management of Reynolds Metals Company, the Plan's sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of loans as of December 31, 1998, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Richmond, Virginia
June 18, 1999

                             Reynolds Metals Company
                        Savings Plan for Hourly Employees

   Statement of Net Assets Available for Plan Benefits, with Fund Information

                             (Dollars in Thousands)

                             December 31, 1998
           --------------------------------------------------------------------
                             Fund Information
           ---------------------------------------------------------
                                                       Small
                                                       Capi-
                                              Inter-   tali-
                  Diver-    Bal-              nation-  za-
           Rey-   sified   anced     Inter-     al     tion
           nolds   Equi-   Invest-    est      Equi-   Equi-
           Stock   ties     ment     Income    ties    ties    Loan
           Fund    Fund     Fund      Fund     Fund    Fund    Fund   Total
           --------------------------------------------------------------------
ASSETS
Investment
 in Master
 Trust     $6,686  $46,500  $13,101  $132,226  $2,072  $6,443  $8,335  $215,363
Accrued
 income        44        -        -         -       -       -       -        44
Contributions
 receivable    51      230       62       289      12      54       -       698
           --------------------------------------------------------------------
Total
 assets     6,781   46,730   13,163   132,515   2,084   6,497   8,335   216,105

LIABILITIES
Accrued
 expenses       -        -        -       189       -       -               189
           --------------------------------------------------------------------
Net assets
 available
 for plan
 benefits  $6,781  $46,730  $13,163  $132,326  $2,084  $6,497  $8,335  $215,916
          =====================================================================

See accompanying notes.

                                                                         F-2

                             Reynolds Metals Company
                        Savings Plan for Hourly Employees

   Statement of Net Assets Available for Plan Benefits, with Fund Information

                             (Dollars in Thousands)


                               December 31, 1997
           --------------------------------------------------------------------
                               Fund Information
           ---------------------------------------------------------
                                                       Small
                                                       Capi-
                                              Inter-   tali-
                  Diver-    Bal-              nation-  za-
           Rey-   sified   anced     Inter-     al     tion
           nolds   Equi-   Invest-     est     Equi-   Equi-
           Stock   ties     ment     Income    ties    ties    Loan
           Fund    Fund     Fund      Fund     Fund    Fund    Fund    Total
           --------------------------------------------------------------------
[S]        [C]     [C]      [C]      [C]       [C]     [C]     [C]     [C]
Assets
Investment
 in Master
 Trust     $7,638  $34,654  $12,428  $139,651  $1,953  $10,108 $9,119  $215,551
Accrued
 income        43        -        -         -       -        -      -        43
Contribu-
 tions re-
 ceivable      30      125       84       404      23       43     13       722
           --------------------------------------------------------------------
Net assets
 available
 for plan
 benefits  $7,711  $34,779  $12,512  $140,055  $1,976  $10,151 $9,132  $216,316
           ====================================================================

See accompanying notes.
[/TABLE]
                                                                         F-3

                             Reynolds Metals Company
                        Savings Plan for Hourly Employees

    Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                   Information

                             (Dollars in Thousands)


                       Year ended December 31, 1998
           --------------------------------------------------------------------
                       Fund Information
           ----------------------------------------------------------
                                                       Small
                                                       Capi-
                                              Inter-   tali-
                  Diver-    Bal-              nation-  za-
           Rey-   sified   anced     Inter-     al     tion
           nolds   Equi-   Invest-     est     Equi-   Equi-
           Stock   ties     ment     Income    ties    ties     Loan
           Fund    Fund     Fund      Fund     Fund    Fund     Fund   Total
           --------------------------------------------------------------------
Additions
 to net
 assets
  Net in-
   vestment
   gain
   (loss)
   from
   Master
   Trust   $ (546) $ 9,368  $ 1,381  $  8,450  $  253  $(1,375) $  739 $ 18,270

  Assets
   received
   from
   other
   plans       72        -        -         -       2        -       -       74

  Contribu-
   tions:
    Employer  407    2,711      860     8,887     233      871       -   13,969
    Employee  629    4,361    1,512     9,444     406    1,367       -   17,719
           --------------------------------------------------------------------
            1,036    7,072    2,372    18,331     639    2,238       -   31,688
           --------------------------------------------------------------------
Total
 Additions    562   16,440    3,753    26,781     894      863     739   50,032

Deductions
 from net
 assets:
  With-
   drawals
   by par-
   ticipants  943    7,677    2,816    34,290     351    1,526   2,162   49,765
  Assets
   trans-
   ferred to
   other
   plans        -      215       32       297       -       64      59      667
           --------------------------------------------------------------------
Total
 Deductions   943    7,892    2,848    34,587     351    1,590   2,221   50,432

Interfund
 transfers   (549)   3,403     (254)       77    (435)  (2,927)    685        -
           --------------------------------------------------------------------
Net
 increase
 (decrease)  (930)  11,951      651    (7,729)    108   (3,654)   (797)    (400)

Net assets
 available
 for plan
 benefits:
  Beginning
   of year  7,711   34,779   12,512   140,055   1,976   10,151   9,132  216,316
           --------------------------------------------------------------------
End of
   year    $6,781  $46,730  $13,163  $132,326  $2,084  $ 6,497  $8,335 $215,916
           ====================================================================

See accompanying notes.

                                                                           F-4

                  Reynolds Metals Company
             Savings Plan for Hourly Employees

               Notes to Financial Statements

                  (Dollars in Thousands)

1. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The accounting records of the Reynolds Metals Company
Savings Plan for Hourly Employees ("Plan") are maintained on the accrual basis. All securities transactions are recorded as of the trade date.

Investments in Reynolds Metals Company Common Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Guaranteed investment contracts with insurance companies are reported at "contract value," which equals cost plus accrued income. Structured investment contracts are reported at fair value, which in the case of such contracts equals contract value.

2. Summary of Significant Plan Provisions

Reynolds Metals Company (the "Company") established the Plan effective January 1, 1986, covering hourly employees of the Company and certain of its subsidiaries (each an "Employer") who are in a bargaining unit covered by a labor agreement that incorporates the Plan by reference. The Plan is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA") and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code. A complete description of the Plan is contained in the Summary Plan Description and in the Plan document, copies of which are available from the Company.

Hourly employees who are in a bargaining unit covered by a collective bargaining agreement that incorporates the Plan will become eligible to participate in the Plan on the later of (a) 30 days after beginning their employment with an Employer, or (b) the date on which the collective bargaining agreement under which they are covered first incorporates the Plan by reference. Plan participation is voluntary.

                  Reynolds Metals Company
             Savings Plan for Hourly Employees

         Notes to Financial Statements (continued)



2. Summary of Significant Plan Provisions (continued)

Each collective bargaining agreement that incorporates the Plan by reference provides that participants may elect to make payroll contributions to the Plan in specified amounts ranging from 1% to 12% of compensation in 1% increments.
Each such collective bargaining agreement may also provide for the following types of contributions:

  (a) Company Matching Contributions: At certain bargaining units, the applicable Employer will, subject to certain limitations, contribute to the Plan on behalf of each eligible participant, a fixed percentage of a portion of the payroll contributions by the participant.
  (b) Negotiated Deferral Contributions: At certain bargaining units, the applicable Employer will make a contribution to a participant's account based on the number of hours worked by each active employee participating in the Plan.
  (c) Additional Voluntary Contributions: Eligible employees who receive a profit sharing award, gainsharing payment or other designated type of lump sum payment may contribute between 10% and 50% of the award and/or payment (in 10% increments) to the Plan. Such contributions are not matched by the Company or any other Employer.

Participants may elect to make their contributions on a before or after tax basis or a combination thereof.
Employer contributions (matching and negotiated deferral) are made on a "pretax" basis. Highly compensated participants may be required to reduce the amount of "pretax" contributions made to or held by the Plan on their behalf to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code.

Participants are fully vested in their account balances.
Withdrawals and distributions are handled in accordance with the Plan provisions and are subject to certain regulatory restrictions. The trustee holds all of the Plan's investment assets and executes transactions therein.


Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and subject to the terms of any applicable collective bargaining agreement.

                  Reynolds Metals Company
             Savings Plan for Hourly Employees

         Notes to Financial Statements (continued)



2. Summary of Significant Plan Provisions (continued)

The Company is the Plan administrator and bears the related costs, except for investment-related and trustee fees, which are paid by the Plan.

3. Commingled Master Trust Investments

All of the investments of the Plan as of December 31, 1998 and 1997 were held in a Master Trust under a Master Trust
Agreement between Reynolds Metals Company and The Northern
Trust Company, as trustee, and are commingled with the assets of three other savings plans of the Company and one of its subsidiaries. Net assets and net investment gains
(losses) from the Master Trust are allocated to participating plans based on the aggregate account balance of individual participants in each Plan.

Substantially all the assets held in the Diversified Equities Fund and the Balanced Investment Fund are invested in the Vanguard Institutional Index Fund and the Vanguard STAR Fund, respectively. These are no-load mutual funds held and managed by The Vanguard Group of Investment Companies. Substantially all of the assets held in the International Equities Fund and the Small Capitalization Equities Fund are invested in the T. Rowe Price Foreign Equity Fund and the T. Rowe Price Small-Cap Value Fund, respectively. These are no-load mutual funds held and managed by T. Rowe Price Associates, Inc.

The assets of the Interest Income Fund generally are invested in guaranteed investment contracts ("GICs") at fixed rates of return and structured investment contracts ("SICs") with various insurance companies and banks. SICs represent high grade investments held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a fixed or variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. GICs and SICs generally provide for the full repayment of principal and interest. Upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates), however, market value of the GIC or SIC, if lower than its book value, may be repaid (a "Market Value Adjustment"). Currently, in the opinion of the Company, the likelihood of a material loss to the Plan as a result of such a Market Value Adjustment is remote. The annual rate of return on these contracts during 1998 and 1997 was approximately 6.3% and 6.3%, respectively. The current yield on these contracts at December 31, 1998 was 6.3% (6.3% at December 31, 1997).
Interest is credited to participants' accounts on the dollar-weighted average (blended rate) basis. The fair value of the Plan's GICs approximates contract value.

                  Reynolds Metals Company
             Savings Plan for Hourly Employees

         Notes to Financial Statements (continued)



3. Commingled Master Trust Investments (continued)

No individual SIC or GIC exceeded 5% of the Master Trust's assets, except for a SIC with Transamerica Life with a balance of approximately $41,000 at December 31, 1998
($39,000 at December 31, 1997).

Cash and cash equivalents of the Master Trust are invested in a short-term investment fund managed by The Northern
Trust Company.

During 1998 and 1997, certain assets of the Plan were transferred into other plans and from other plans of the Company as a result of employee transfers. There was no effect on any participant's accounts as a result of the transfer.

Summarized financial fund information of the commingled accounts within the Master Trust is presented below:

                                                     Small
                                                     Capi-
                                            Inter-   tali-
                   Diver-    Bal-           nation-  za-
           Rey-    sified   anced   Inter-    al     tion
           nolds   Equi-   Invest-   est     Equi-   Equi-
           Stock   ties     ment   Income    ties    ties   Loan
           Fund    Fund     Fund    Fund     Fund    Fund   Fund        Total
          ---------------------------------------------------------------------
MASTER
 TRUST NET
 ASSETS-1998
ASSETS
 Accrued
  income  $    854                                                     $    854
 Cash and
  cash equi-
  valents    2,398                  $ 59,906                             62,304
 Contribu-
  tions re-
  ceivable   1,021 $    527 $   135      292 $    25 $   124              2,124
 Investments:
  Common
   stock   152,493        -       -        -       -       -            152,493
  Invest-
   ments
   contracts     -        -       -  168,462       -       -            168,462
  Mutual funds   -  166,851  49,190        -  10,833  24,101            250,975
  Loans to
   partici-
   pants         -        -       -        -       -       -  $16,812    16,812
          ---------------------------------------------------------------------
Total
 assets    156,766  167,378  49,325  228,660  10,858  24,225   16,812   654,024

LIABILITIES
 Accrued
  expenses       -        -       -      326       -       -        -       326
          =====================================================================
Master
 Trust
 net
 assets   $156,766 $167,378 $49,325 $228,334 $10,858 $24,225  $16,812  $653,698
          =====================================================================

Portion of
 Master
 Trust
 allocable
 to the
 Plan     $  6,781 $ 46,730 $13,163 $132,326 $ 2,084 $ 6,497  $ 8,335  $215,916
Percent          4%      28%     27%      58%     19%     27%      49%       33%

                                                                           F-8

                  Reynolds Metals Company
             Savings Plan for Hourly Employees

         Notes to Financial Statements (continued)



3. Commingled Master Trust Investments (continued)

                                                     Small
                                                     Capi-
                                            Inter-   tali-
                   Diver-   Bal-            nation-  za-
           Rey-    sified   anced   Inter-    al     tion
           nolds   Equi-   Invest-   est     Equi-   Equi-
           Stock   ties     ment   Income    ties    ties   Loan
           Fund    Fund     Fund    Fund     Fund    Fund   Fund        Total
          ---------------------------------------------------------------------
MASTER
 TRUST
 NET
 ASSETS-
 1997
ASSETS
 Accrued
  income   $1,082                                                      $  1,082
 Cash and
  cash
  equiva-
  lents      2,247 $     47 $    11 $ 40,726 $     6 $   25              43,062
 Contri-
  butions
  recei-
  vable        598      195     215      671      79      56  $    13     1,827
 Invest-
  ments:
   Common
    stock  189,068        -       -        -       -       -        -   189,068
   Invest-
    ments
    con-
    tracts       -        -       -  195,952       -       -        -   195,952
   Mutual
    funds        -  131,723  46,727        -  10,219  34,639        -   223,308
   Loans
    to par-
    tici-
    pants        -        -       -        -       -       -   19,962    19,962
          ---------------------------------------------------------------------
Master
 Trust
 net
 assets   $192,995 $131,965 $46,953 $237,349 $10,304 $34,720  $19,975  $674,261
          =====================================================================
Portion
 of
 Master
 Trust
 alloca-
 ble to
 the Plan $  7,711 $ 34,779 $12,512 $140,055 $ 1,976 $10,151  $ 9,132  $216,316
Percent          4%      26%     26%      59%     19%     29%      46%       32%

                  Reynolds Metals Company
             Savings Plan for Hourly Employees

         Notes to Financial Statements (continued)



3. Commingled Master Trust Investments (continued)


                                                     Small
                                                     Capi-
                                            Inter-   tali-
                   Diver-   Bal-            nation-  za-
           Rey-    sified   anced   Inter-    al     tion
           nolds   Equi-   Invest-   est     Equi-   Equi-
           Stock   ties     ment   Income    ties    ties     Loan
           Fund    Fund     Fund    Fund     Fund    Fund     Fund     Total
          ---------------------------------------------------------------------
CHANGES IN
 MASTER
 TRUST NET
 ASSETS
 -1998
 Additions:
  Contri-
   butions
   from
   plans  $ 10,304 $ 14,637 $ 5,513 $ 22,443 $ 1,635 $ 4,890           $ 59,422
  Net rea-
   lized
   and un-
   realized
   appre-
   ciation
   (depre-
   ciation)
   of in-
   vest-
   ments    (21,074) 34,080  3,896         -  1,237   (4,655)            13,484
  Interest
   and divi-
   dends      4,201   2,129  1,533    14,282    228      403   $1,577    24,353
          ---------------------------------------------------------------------
             (6,569) 50,846 10,942    36,725  3,100      638    1,577    97,259
          ---------------------------------------------------------------------
 Deductions:
  Distri-
   butions
   to plans  25,115  22,837  7,644    53,358  1,297    3,760    3,811   117,822
  Admini-
   strative
   expenses       -       -      -         -      -        -        -         -
          ---------------------------------------------------------------------
             25,115  22,837  7,644    53,358  1,297    3,760    3,811   117,822

  Interfund
   transfers
   -net     (4,545)   7,404   (926)    7,618 (1,249)  (7,373)    (929)        -
          ---------------------------------------------------------------------
Net addi-
 tions
 (deduc-
 tions)    (36,229)  35,413  2,372    (9,015)    554 (10,495)  (3,163)  (20,563)

Master
 Trust
 net
 assets
 at be-
 ginning
 of period 192,995  131,965  46,953  237,349  10,304  34,720   19,975   674,261
          ---------------------------------------------------------------------
Master
 Trust
 net
 assets
 at end of
 period   $156,766 $167,378 $49,325 $228,334 $10,858 $24,225  $16,812  $653,698
          =====================================================================

                                                                       F-10



                  Reynolds Metals Company
             Savings Plan for Hourly Employees

         Notes to Financial Statements (continued)



4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form
5500:


                                                         December 31
                                                       1998        1997
                                                    ----------------------
    Net assets available for plan benefits per the
     financial statements                            $215,916    $216,316

    Amounts allocated to withdrawn participants             -        (374)
                                                    ----------------------
    Net assets available for plan benefits per the
     Form 5500                                       $215,916    $215,942
                                                    ======================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                          December 31
                                                             1998
                                                         -------------
    Benefits paid to participants per the financial
     statements                                            $49,765
    Add:  Amounts allocated on Form 5500 to withdrawn
      participants in the current year                           -
    Less:  Amounts allocated on Form 5500 to withdrawn
     participants in the prior year                           (374)
                                                         -------------
    Benefits paid to participants per the Form 5500        $49,391
                                                         =============

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                             Supplemental Schedule

                           Reynolds Metals Company
                      Savings Plan for Hourly Employees

           Line 27b - Schedule of Loans or Fixed Income Obligations

                           As of December 31, 1998



                                             Detailed descrip-
                                             tion of loan
                                             including dates of
                                             making and maturity,
                  Amount received            interest rate, the
                      during                 type and value of       Amount
                  reporting year             collateral, any re-     overdue
                  ---------------            negotiation of the ---------------
         Original                  Unpaid    loan and the terms
Identity  Amount                   Balance   of the renegotia-
   of       of     Prin-   Inter-  at end    tion, and other    Prin-
Obligor    Loan    cipal    est    of year   material items     cipal  Interest
-------------------------------------------------------------------------------

*McGregor, $ 2,000 $  177   $108   $1,774    Date of making     $  139  $ 63
Susan                                        9/22/97, 9.50%,
                                             matures 10/24/02,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Glasser,   15,000   1,259   502    8,765    Date of making      2,576   635
Robert                                       10/1/95, 10.00%,
                                             matures 9/29/00,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Goodspeed,  2,000    -       -      1,013   Date of making        654    92
Larry                                        10/1/94, 8.75%,
                                             matures 9/24/99,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Nash,       2,000    -       -      1,332   Date of making       900    108
Henry                                        6/21/96, 9.25%,
                                             matures 7/29/99,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Jarrell,    2,200    -      11      1,837   Date of making       564    199
Gary                                         6/21/96, 9.25%,
                                             matures 7/26/01,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

* A party-in-interest as defined by ERISA.

                                                                      F-13

                           Reynolds Metals Company
                      Savings Plan for Hourly Employees

     Line 27b - Schedule of Loans or Fixed Income Obligations (continued)

                           As of December 31, 1998



                                             Detailed descrip-
                                             tion of loan
                                             including dates of
                                             making and maturity,
                  Amount received            interest rate, the
                      during                 type and value of       Amount
                  reporting year             collateral, any re-     overdue
                  ---------------            negotiation of the ---------------
         Original                  Unpaid    loan and the terms
Identity  Amount                   Balance   of the renegotia-
   of       of     Prin-   Inter-  at end    tion, and other    Prin-
Obligor    Loan    cipal    est    of year   material items     cipal  Interest
-------------------------------------------------------------------------------


*Pitts,    $1,000     -       -    $1,000    Date of making     $   57  $ 24
Shannon                                      9/25/98, 9.50%,
                                             matures 9/19/02,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Lewis Jr., 6,000     -     $ 29    5,781    Date of making      1,143   554
Lester                                       6/24/97, 9.50%,
                                             matures 7/25/02,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Holmes,    1,000     -       19      791    Date of making        248    82
Patricia                                     5/28/96, 9.25%,
                                             matures 5/24/01,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*James Jr., 3,500  $  8      120    2,275    Date of making      1,643   186
Theodore                                     6/4/96, 9.25%,
                                             matures 6/23/99,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Young,     2,000     1      131    1,712    Date of making        908   162
Velton                                       12/19/96, 9.25%,
                                             matures 1/27/00,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

* A party-in-interest as defined by ERISA.

                                                                       F-14

                           Reynolds Metals Company
                      Savings Plan for Hourly Employees

     Line 27b - Schedule of Loans or Fixed Income Obligations (continued)

                           As of December 31, 1998



                                             Detailed descrip-
                                             tion of loan
                                             including dates of
                                             making and maturity,
                  Amount received            interest rate, the
                      during                 type and value of       Amount
                  reporting year             collateral, any re-     overdue
                  ---------------            negotiation of the ---------------
         Original                  Unpaid    loan and the terms
Identity  Amount                   Balance   of the renegotia-
   of       of     Prin-   Inter-  at end    tion, and other    Prin-
Obligor    Loan    cipal    est    of year   material items     cipal  Interest
-------------------------------------------------------------------------------
*Michnick, $2,000     -       -    $2,000    Date of making     $1,645  $204
Thomas                                       3/31/97, 9.25%,
                                             matures 4/29/99,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Fraley,    2,500  $106       -       980    Date of making       980    187
Charles                                      12/1/95, 9.75%,
                                             matures 12/5/97,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Young,     6,300    79     $73     5,815    Date of making       994    470
Ricky                                        7/14/97, 9.50%,
                                             matures 7/25/02,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Brewer,    6,800    89      74     5,791    Date of making     1,126    448
Ricky                                        2/11/97, 9.25%,
                                             matures 2/21/02,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Dupree,    9,000   316      33     1,147    Date of making     1,147     75
John                                         7/1/94, 7.25%,
                                             matures 7/24/98,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

* A party-in-interest as defined by ERISA.

                                                                        F-15

                           Reynolds Metals Company
                      Savings Plan for Hourly Employees

     Line 27b - Schedule of Loans or Fixed Income Obligations (continued)

                           As of December 31, 1998



                                             Detailed descrip-
                                             tion of loan
                                             including dates of
                                             making and maturity,
                  Amount received            interest rate, the
                      during                 type and value of       Amount
                  reporting year             collateral, any re-     overdue
                  ---------------            negotiation of the ---------------
         Original                  Unpaid    loan and the terms
Identity  Amount                   Balance   of the renegotia-
   of       of     Prin-   Inter-  at end    tion, and other    Prin-
Obligor    Loan    cipal    est    of year   material items     cipal  Interest
-------------------------------------------------------------------------------
*Tidwell,  $8,000     -        -   $8,000    Date of making     $1,862  $782
Nathan                                       10/28/97, 9.25%,
                                             matures 11/22/01,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Preseley,  4,400     -        -    2,594   Date of making       2,594   635
David                                       11/1/93, 7.00%,
                                            matures 3/13/98,
                                            collateralized by
                                            participant's
                                            account, no terms
                                            renegotiated

*Lyons Jr., 5,900  $ 31     $256   4,364    Date of making       1,938   541
Willie                                      10/1/95, 9.75%,
                                            matures 9/29/00,
                                            collateralized by
                                            participant's
                                            account, no terms
                                            renegotiated

*Ogletree,  8,300   457      266   7,843    Date of making         630   315
Bobby                                       1/23/98, 9.50%,
                                            matures 2/20/03,
                                            collateralized by
                                            participant's
                                            account, no terms
                                            renegotiated

*Jordan,    2,900   623      113   1,944    Date of making         814    85
Cynthia                                     9/3/97, 9.50%,
                                            matures 9/23/99,
                                            collateralized by
                                            participant's
                                            account, no terms
                                            renegotiated

* A party-in-interest as defined by ERISA.

                                                                       F-16

                           Reynolds Metals Company
                      Savings Plan for Hourly Employees

     Line 27b - Schedule of Loans or Fixed Income Obligations (continued)

                           As of December 31, 1998



                                             Detailed descrip-
                                             tion of loan
                                             including dates of
                                             making and maturity,
                  Amount received            interest rate, the
                      during                 type and value of       Amount
                  reporting year             collateral, any re-     overdue
                  ---------------            negotiation of the ---------------
         Original                  Unpaid    loan and the terms
Identity  Amount                   Balance   of the renegotia-
   of       of     Prin-   Inter-  at end    tion, and other    Prin-
Obligor    Loan    cipal    est    of year   material items     cipal  Interest
-------------------------------------------------------------------------------
*Malone,   $1,500  $145     $ 37   $1,355    Date of making     $  314  $ 65
Deloris                                      1/20/98, 9.50%,
                                             matures 8/24/00,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Gray,      2,900   320      121    1,804    Date of making        235    63
Jerry                                        5/10/96, 9.25%,
                                             matures 5/24/01,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Griffin,   2,000     7       24    2,129    Date of making         63   156
Jerry                                        11/13/97, 9.25%,
                                             matures 1/12/02,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Jenkins,   5,500     -        -    2,646    Date of making      2,594   206
Bobby                                        11/1/93, 7.00%,
                                             matures 1/8/99,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Carter,    2,000     -       19    2,000    Date of making        419   219
Charles                                      9/18/97, 9.50%,
                                             matures 9/19/02,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

* A party-in-interest as defined by ERISA.

                                                                       F-17

                           Reynolds Metals Company
                      Savings Plan for Hourly Employees

     Line 27b - Schedule of Loans or Fixed Income Obligations (continued)

                           As of December 31, 1998



                                             Detailed descrip-
                                             tion of loan
                                             including dates of
                                             making and maturity,
                  Amount received            interest rate, the
                      during                 type and value of       Amount
                  reporting year             collateral, any re-     overdue
                  ---------------            negotiation of the ---------------
         Original                  Unpaid    loan and the terms
Identity  Amount                   Balance   of the renegotia-
   of       of     Prin-   Inter-  at end    tion, and other    Prin-
Obligor    Loan    cipal    est    of year   material items     cipal  Interest
-------------------------------------------------------------------------------
*Staten    $ 1,500   46      14    $ 1,344   Date of making     $1,344   $135
Jr., Travis                                  10/28/97, 9.50%,
                                             matures 11/26/98,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Jones,      1,700    -       8      1,700   Date of making        102    80
Gareth                                       6/23/98, 9.50%,
                                             matures 7/24/03,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Bottoms,   12,900  176     196     10,034   Date of making      2,231   785
Jackie                                       9/19/96, 9.50%,
                                             matures 9/20/01,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*McClure,    5,000    -      24      5,000   Date of making       536    339
Joe                                          4/3/98, 9.50%,
                                             matures 4/24/03,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Savage,     6,000    -       -      3,025   Date of making     2,095    233
Franklin                                     6/1/94, 7.25%,
                                             matures 8/27/99,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

* A party-in-interest as defined by ERISA.

                                                                      F-18

                           Reynolds Metals Company
                      Savings Plan for Hourly Employees

     Line 27b - Schedule of Loans or Fixed Income Obligations (continued)

                           As of December 31, 1998



                                             Detailed descrip-
                                             tion of loan
                                             including dates of
                                             making and maturity,
                  Amount received            interest rate, the
                      during                 type and value of       Amount
                  reporting year             collateral, any re-     overdue
                  ---------------            negotiation of the ---------------
         Original                  Unpaid    loan and the terms
Identity  Amount                   Balance   of the renegotia-
   of       of     Prin-   Inter-  at end    tion, and other    Prin-
Obligor    Loan    cipal    est    of year   material items     cipal  Interest
-------------------------------------------------------------------------------
*Munoz,    $18,000 $599     $276   $10,837   Date of making      $3,062  $773
Olga                                         11/1/95, 9.75%,
                                             matures 11/3/00,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Garza,      1,900    -        -       959   Date of making         905   78
Guillermo                                    11/1/93, 7.00%,
                                             matures 2/5/99,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Spears,     1,000    -        -       760   Date of making         437  100
Larry                                        10/1/94, 8.25%,
                                             matures 5/19/00,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Minor,      4,000    -        -     3,380   Date of making       1,079  386
Claudius                                     7/15/96, 9.25%,
                                             matures 7/26/01,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Mendiola,   1,400    -        -      945    Date of making         945  233
Rene                                         7/1/95, 10.00%,
                                             matures 9/18/98,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

* A party-in-interest as defined by ERISA.

                                                                       F-19

                           Reynolds Metals Company
                      Savings Plan for Hourly Employees

     Line 27b - Schedule of Loans or Fixed Income Obligations (continued)

                           As of December 31, 1998



                                             Detailed descrip-
                                             tion of loan
                                             including dates of
                                             making and maturity,
                  Amount received            interest rate, the
                      during                 type and value of       Amount
                  reporting year             collateral, any re-     overdue
                  ---------------            negotiation of the ---------------
         Original                  Unpaid    loan and the terms
Identity  Amount                   Balance   of the renegotia-
   of       of     Prin-   Inter-  at end    tion, and other    Prin-
Obligor    Loan    cipal    est    of year   material items     cipal  Interest
-------------------------------------------------------------------------------
*Jones,    $17,000 $247     $409   $15,190   Date of making     $3,512  $1,442
Gerald                                       2/5/97, 9.25%,
                                             matures 2/21/02,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Zamora,     1,300    -        -       523   Date of making        495      35
Pete                                         2/1/94, 7.00%,
                                             matures 1/29/99,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Fittro,     5,000    -        -     4,261   Date of making      1,960     503
Harold                                       8/13/96, 9.25%,
                                             matures 8/24/00,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated

*Cooper,     6,400  590      122     2,592   Date of making        836     124
Loretta                                      3/1/95, 9.50%,
                                             matures 2/25/00,
                                             collateralized by
                                             participant's
                                             account, no terms
                                             renegotiated


* A party-in-interest as defined by ERISA.

                                                                        F-20

                       INDEX TO EXHIBITS


Exhibit A   Consent of Ernst & Young LLP, Independent Auditors

                                                        EXHIBIT A

       CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-66032) pertaining to the Reynolds Metals Company Savings Plan for Hourly Employees and in the related Prospectus of our report dated June 18, 1999, with respect to the financial statements and schedule of the Reynolds Metals Company Savings Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


                                        /s/ Ernst & Young LLP


Richmond, Virginia
June 18, 1999